FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 14, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

14 | September | 2007

Press Release

MTS enters Armenia

Moscow, Russian Federation — Erevan, Armenia — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the acquisition of a 80% stake in International Cell Holding Ltd, 100% indirect owner of K-Telecom CJSC, Armenia’s largest mobile phone operator, as well as signing of a call and put option agreement for the remaining 20% stake to be exercised no earlier than July 2010.

K-Telecom CJSC operates under the VivaCell brand in the GSM-900/1800 standard covering the entire territory of Armenia. As of July 1, 2007, it provided services to over 986,000 subscribers and had a 66% market share(1). The license is valid until the end of 2019.

(1) MTS estimates.

The sale and purchase agreement stipulates that MTS will pay €310 million for 80% of K-Telecom of which €50 million will be paid out to the sellers in the course of three years from 2008 to 2010 provided certain agreed financial targets are met by K-Telecom. At the same time, MTS will extend a €140 million technical loan to the company to refinance existing loan facilities and for further investments. The price for the remaining 20% option stake will be determined by an independent investment bank. The option is valid until 2012.

K-Telecom was founded and has been operated by the Fattouche family, a prominent Lebanese investment group.

“This acquisition fully complies with our strategy to capture growth opportunities in the fast growing CIS markets. Armenia becomes our sixth country of operations in the CIS. We are pleased to gain entry into this exciting market by partnering with the market’s leading mobile operator. VivaCell’s high-quality organization, professional management team and exceptional network quality coupled with MTS’ experience in the CIS will create synergy allowing us to fully utilize the market’s potential in the best interests of our subscribers and shareholders,” commented President and CEO of MTS, Mr. Leonid Melamed.

“Management has built a solid business in a short period of time, as well as established foundations for future growth of K-Telecom, and we are pleased to enter into this partnership. We would also like to welcome K-Telecom’s employees in our ranks. Together we will continue our proud traditions of being one of the top wireless operators in the world,” added Mr. Melamed.

“We remain committed to Armenia’s potential and to K-Telecom’s development and the consolidation of its leading position in the market. Looking ahead, we see great growth prospects, enhanced through our partnership with a leading wireless operator such as MTS,” highlighted Mr. Pierre Fattouche.

K-Telecom’s General Manager, Mr. Ralph Yirikian, stated, “We are pleased to join forces with MTS and to integrate our team within MTS regional workforce. We will be better positioned to offer our subscribers more choices, more innovative services and solutions, addressing their needs and requirements.”

The financial results of K-Telecom will be consolidated in MTS’ financial statements starting from September 13, 2007.

K-Telecom

K-Telecom, operating under the VivaCell brand, is the largest wireless operator in Armenia. The country has more than 3 million inhabitants. As of July 1, 2007, K-Telecom had more than 986,000 subscribers and a market share of 66%. In 2006, revenues of K-Telecom amounted to $104.1 million, OIBDA of $57.8 million (54.4% margin), ARPU of $15.6(2). The company has 54 service centers, more than 3,000 points of sale and 750 employees.

(2) MTS estimates.

Mobile penetration in the country is around 39%(3). There are two GSM operators in the country.

(3)According to Informa Database, information as of Q1 2007.

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For further information, please contact:

Mobile TeleSystems, Moscow Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.99 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: September 14, 2007